EXHIBIT 12.1

Juniper Networks, Inc.
Statements of Computation of Ratio of Earnings to Fixed Charges
(In millions, except ratios)

	Six Months Ended June 30,	Years Ended December 31,
	2014(*)	2013(*)	2012(*)	2011(*)	2010(*)	2009(*)
Earnings for computation of ratio:
Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income from equity investees	$442.5	$518.4	$266.0	$572.0	$769.5	$317.6
Fixed charges	42.4	76.1	72.0	69.2	16.8	17.0
Amortization of capitalized interest	0.2	0.4	—	—	—	—
Less:
Interest capitalized	(1.4)	(1.9)	(7.1)	(1.2)	—	—
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	(1.3)	—
Total earnings	$483.7	$593.0	$330.9	$640.0	$785.0	$334.6

Fixed charges:
Interest expense	$32.9	$58.1	$52.2	$48.9	$—	$—
Interest capitalized	1.4	1.9	—	—	—	—
Amortized premiums, discounts, and capitalized expenses relating to indebtedness	0.4	0.3	0.8	0.6	—	—
Estimate of interest within rental expense	7.7	15.8	19.0	19.7	16.8	17.0
Total fixed charges	$42.4	$76.1	$72.0	$69.2	$16.8	$17.0

Ratio of earnings to fixed charges	11.4	7.8	4.6	9.2	46.8	19.7
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(*)
For these ratios, "earnings" represents income before taxes before adjustment for noncontrolling interests in equity investments and fixed charges, adjusted for interest capitalized and noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges.